UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

_______________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 13, 2014 titled “GeoPark announces First Quarter 2014 Operational Update and Production of 20,410 BOEPD”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES FIRST QUARTER 2014
OPERATIONAL UPDATE AND PRODUCTION OF 20,410 BOEPD

May 13, 2014 - GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, announced today its 1Q2014 operational update.

For the quarter ended March 31, 2014, GeoPark’s oil and gas average production increased to a record of 20,410 boepd, including 3,667 boepd from the Manati field acquisition in Brazil, which closed on March 31, 2014.

In 1Q2014, a total of 15 new wells were drilled, consisting of nine wells in Chile and six wells in Colombia, and seven exploration wells and eight development and appraisal wells. GeoPark acquired 350 sqkm of new 3D seismic in the Isla Norte Block, which completed 100% of the 3D seismic commitment (1,541 sqkm) in Tierra del Fuego, Chile.

James F. Park, CEO of GeoPark, commented: “2014 began at a strong pace and on track with our $220 million-$250 million investment program for the year in Colombia, Chile and Brazil. Our base production showed strong growth and our exploration efforts are showing good results in the Llanos in Colombia and in Tierra del Fuego in Chile.  In addition, we completed the acquisition of a 10% interest in the Manati field in Brazil and are initiating exploration activities on our new Brazilian blocks.”

Production Update

Oil and Gas Production:

In 1Q2014, GeoPark’s reported oil and gas average production increased 25% to 16,743 boepd, compared to 13,426 boepd reported for 1Q2013.  Including the Manati field in Brazil, average production increased 16%.

•	Consolidated oil production accounted for 78% of total reported production and increased by 31% to 13,765 bopd in 1Q2014, compared to 10,481 bopd for 1Q2013.

•
In Colombia, oil production increased by 88% compared to 1Q2013 and 20% compared to 4Q2013, mainly as a result of the new fields discovered, Tigana and Tigana Sur in the Llanos 34 Block (GeoPark Operated with a 45% WI) and the development and appraisals of the Max, Tua and Tarotaro fields.

Note: All growth comparisons refer to the same period of the prior year, except when specified.  Proforma figures in this release refer to the incorporation in both periods of the acquired interest in the Manati Field (Brazil) completed on March 31, 2014.

•
In Chile, total average oil and gas production amounted to 7,407 boepd, which was 12% below 1Q2013 and represented a 10% increase compared to 4Q2013, mainly due to new wells drilled and installation of electrical submersible pumps in certain existing Tobifera wells. GeoPark expects to replicate this artificial lift system (first time used in the basin) in 7-10 new wells on the Fell Block during the year.

Operational Update:

Chile:

•	Exploration and drilling campaign in the Fell Block (GeoPark operated with a 100% WI) continues, with the following highlights:

o	Exploration well Konawentru Oeste 1 was drilled to a depth of 10,344 feet. Log analysis indicates oil potential in the Tobifera reservoirs and the well is waiting for completion.

o
Exploration well Loij 1 was drilled to a depth of 10,275 feet.  The well was recently completed and tested oil in the Tobifera formation at a rate of 108 bopd. Further production history will be required to determine stabilized flow rates.

o
Development well Konawentru 12 was drilled and tested oil in the Tobifera formation. The well is currently producing approximately 647 bopd of 37 degree API.  Further production history will be required to determine stabilized flow rates.

•	Exploration and drilling campaign in the Tierra del Fuego Blocks are also advancing, with the following highlights:

o
Exploration well Tenca 1 in the Flamenco Block (GeoPark operated with a 50% WI) was drilled to a depth of 5,643 feet.  The well was recently completed and tested oil in the Tobifera formation at a rate of 382 bopd. Further production history will be required to determine stabilized flow rates.

o
Exploration well Kaum 1 in the Flamenco Block (GeoPark operated with a 50% WI) was drilled to a depth of 7,218 feet.  Log analysis indicates oil potential in the Tobifera reservoirs and the well is waiting on completion.

o
Exploration well Tagua 1 in the Flamenco Block (GeoPark operated with a 50% WI) was drilled to a depth of 7,218 feet.  Log analysis indicates oil potential in the Tobifera reservoirs and the well is waiting on completion.

o
Exploration well Primavera Sur 1 in the Campanario Block (GeoPark operated with a 50% WI) was drilled to a depth of 8,220 feet.  Log analysis indicates oil potential in the Tobifera reservoirs and the well is waiting on completion.

o
In addition, 350 sqkm of new 3D seismic have been acquired on the Isla Norte Block (GeoPark Operated with a 60% WI) to complete a total of 1,541 sqkm on the Tierra del Fuego Blocks and fully complete the 3D seismic commitment.

Colombia:

•	In Colombia, GeoPark initiated its 2014 drilling campaign of 18-23 new wells, with six wells drilled during 1Q2014.

o
Exploration well Aruco 1 on the Llanos 34 Block (GeoPark operated with a 45% WI) was drilled in 1Q2014 to a depth of 10,705 feet, and tested in the Guadalupe formation in April 2014. The well is currently producing approximately 1,154 bopd gross of 17 degree API oil and represents the sixth new oilfield discovered by GeoPark in the Block.  Further production history will be required to determine stabilized flow rates and the extent of the reservoir.

o	Exploration well Tigana Norte 1 on the Llanos 34 Block (GeoPark operated with a 45% WI) was drilled to a depth of 12,141 feet. Log analysis indicates oil potential in both the Mirador and Guadalupe reservoirs and the well is being cased for testing in 2Q2014. Results from the Tigana Norte 1 well, together with the results from previous discoveries of Tigana 1 and Tigana Sur 1 will contribute to better defining the structure and size of these fields. In addition, Tigana 2 and Tigana 3 development wells drilled in 1Q2014 are expected to be tested in 2Q2014.

Brazil:

•
During 1Q2014, GeoPark signed service contracts to acquire 3D seismic in the Blocks awarded in Round 11 in the Reconcavo and Potiguar basins. Seismic registration in those blocks are expected to start in 3Q2014.

•
On March 28, 2014, GeoPark announced the approval by the Brazilian National Petroleum, Natural Gas and Biofuels Agency ("ANP") in relation to the acquisition of a 10% interest in the BCAM-40 Block, which includes the Manati Field in the Camamu-Almada basin, the largest gas-producing field in Brazil. The transaction was completed on March 31, 2014 and GeoPark will begin consolidating results in its financial statements starting in 2Q2014.

•
An injunction was issued by a Brazilian Federal Court on December 2013, as part of an ongoing legal proceeding filed by the Federal Prosecutor’s Office against ANP, the Federal Government and GeoPark Brazil. This injunction prevents ANP from advancing with the bidding process of Block PN-T-597 in the Parnaiba Basin of the ANP´s 12th Bid Round, until further studies are carried out by ANP of the possible environmental impact of drilling of unconventional resources.  As a result, GeoPark Brazil has requested ANP to suspend all actions related to the proceedings of signing the concession contract. On April 16, 2014, ANP suspended all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil.

Argentina:

•
In March 2014, GeoPark informed the Infrastructure and Energy Ministry of the Province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province. The Company is waiting for the final confirmation from authorities.

Annex

Drilling and Work-Over Schedule

Country	Prospect/Well	Block	Type	Schedule/Status
Chile	Primavera Sur 1	Campanario	Exploration	Drilled and waiting on completion
Chile	Kaum 1	Flamenco	Exploration	Drilled and waiting on completion
Chile	Tagua 1	Flamenco	Exploration	Drilled and waiting on completion
Chile	Cupanaca 1	Flamenco	Exploration	Drilling
Chile	Koshpy 1	Flamenco	Exploration	2Q2014
Chile	Chercan 2	Flamenco	Development	2Q2014
Chile	Pantano Oeste 1	Isla Norte	Exploration	3Q 2014
Chile	Ache 1	Fell	Exploration	2Q2014
Chile	Molino 9	Fell	Development	2Q2014
Colombia	Tigana Norte 1	Llanos 34	Appraisal	Drilled and waiting on completion
Colombia	Tigana Sur Oeste 1	Llanos 34	Appraisal	2Q2014
Colombia	Tigana 2	Llanos 34	Development	Drilled and waiting on completion
Colombia	Tigana 3	Llanos 34	Development	Drilled and waiting on completion

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2014, as compared with 1Q2013. In addition, it includes proforma information for Brazil, reflecting the acquisition of Rio das Contas that closed on March 31st, and which holds a 10% WI in the offshore Manati gas field.

	First Quarter 2014			First Quarter 2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	7,407	4,475	17,588	8,436	-12%
Colombia	9,265	9,232	196	4,938	88%
Argentina	71	57	84	52	38%
Total	16,743	13,765	17,868	13,426	25%
Plus:
Brazil	3,667	57	21,661	4,140	-11%
Total Proforma	20,410	13,821	39,529	17,566	16%

Production Evolution

(boepd)	1Q2013	2Q2013	3Q2013	4Q2013	1Q2014
Chile	8,436	6,803	5,829	6,748	7,407
Colombia	4,938	6,157	7,096	7,725	9,265
Argentina	52	60	67	75	71
Total	13,426	13,020	12,992	14,548	16,743

Brazil	4,140	3,884	3,733	3,664	3,667
Total Proforma	17,566	16,904	16,725	18,212	20,410

Oil	10,481	10,863	11,226	12,002	13,821
Gas	7,085	6,041	5,499	6,210	6,589

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 13, 2014